EXHIBIT 99.2


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                      [NORTHEAST BANCORP, INC. LETTERHEAD]


                                  May 13, 1999


Dear Stockholder:

     You are invited to attend a special meeting of the stockholders of your company, Northeast Bancorp, Inc., the holding company for The First National Bank of North East. This special meeting will be held on Tuesday, June 15, 1999, at 10:00 a.m., at 14 South Main Street, North East, Maryland 21901. The main purpose of the meeting is to vote on the adoption of an agreement and plan of reorganization pursuant to which Northeast Bancorp, Inc. would merge into a subsidiary of Sterling Financial Corporation, a bank holding company located in Lancaster, Pennsylvania. If the merger is completed, you will be entitled to receive 2 shares of Sterling Financial Corporation common stock in exchange for each of your shares of the common stock of Northeast Bancorp, Inc. The exchange of Northeast Bancorp, Inc. stock for Sterling Financial Corporation stock (other than cash paid for fractional shares) will be tax-free to Northeast Bancorp, Inc. stockholders for federal tax income purposes. Completion of the merger is subject to certain conditions. The two principal conditions to completion of the merger that must be met are that the stockholders of Northeast Bancorp, Inc. adopt the agreement and that certain banking regulatory agencies approve the merger.

     The attached notice of special meeting and proxy statement/prospectus describe the formal business to be transacted at the meeting. The directors and officers of Northeast Bancorp, Inc. will be present at the meeting to respond to any questions from our stockholders.

     We urge you to carefully read the enclosed proxy statement/prospectus that describes the merger in detail and the requirements needed to complete the merger. The information contained in the "SUMMARY" portion of the proxy statement/prospectus gives a basic description of the merger. If you have any questions after a review of the proxy statement/prospectus consult with your own advisors or contact Ms. S. Amy Argudo of Northeast Bancorp, Inc., telephone
(410) 287-5000.


     Garland McPherson & Associates, Northeast Bancorp, Inc's investment banker, provided the Board of Directors with an opinion that the value of the consideration, or per share price, to be received by the stockholders in connection with the merger transaction is fair, from a financial point of view.


     Your Board of Directors believes that the merger is in the best interests of the stockholders and urges you to vote for the adoption of the agreement.


                                            Sincerely yours,


                                            Chairman of the Board of Directors